UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                         TAITRON COMPONENTS INCORPORATED
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                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    874028103
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[x]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 874028103

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 1.                                  Names of Reporting Persons.
                                     I.R.S. Identification Nos. of above
                                     persons (entities only).
                                                Tzu Sheng Ku
-----------------------------------  -------------------------------------------
 2.                                  Check the Appropriate Box if a Member of
                                     a Group (See Instructions)
                                     (a) |_|
                                     (b) |_|
-----------------------------------  -------------------------------------------
 3.                                  SEC Use Only

-----------------------------------  -------------------------------------------
 4.                                  Citizenship or Place of Organization
                                                   Paraguay
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                                     5.    Sole Voting Power
    NUMBER OF                                          920,739 **
      SHARES                         -------------------------------------------
   BENEFICIALLY                      6.    Shared Voting Power
     OWNED BY
       EACH                          -------------------------------------------
    REPORTING                        7.    Sole Dispositive Power
      PERSON                                           920,739 **
       WITH                          -------------------------------------------
                                     8.    Shared Dispositive Power

-----------------------------------  -------------------------------------------
 9.                                  Aggregate Amount Beneficially Owned by
                                     Each Reporting Person
                                                   920,739 **
-----------------------------------  -------------------------------------------
10.                                  Check if the Aggregate Amount in Row (9)
                                     Excludes Certain Shares
                                     (See Instructions)          |_|
-----------------------------------  -------------------------------------------
11.                                  Percent of Class Represented by Amount in
                                     Row (9)
                                                   19.52%
-----------------------------------  -------------------------------------------
12.                                  Type of Reporting Person (See Instructions)

                                                   IN
--------------------------------------------------------------------------------

** Of the 920,739 shares of Class A Common Stock reported herein as being beneficially owned by Tzu Sheng Ku, 81,962 shares are owned by Mr. Ku's spouse, 11,044 are owned by 401(k) trust, 133,635 shares are owned by Mr. Ku's three minor children and includes 40,833 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.

Item 1.  (a)      Name of Issuer: Taitron Components Incorporated
         (b)      Address of Issuer's Principal Executive Offices:
                  28040 West Harrison Parkway
                  Valencia, California 91355

Item 2.  (a)      Name of Person Filing: Tzu Sheng Ku
         (b)      Address of Principal Business Office or, if none, Residence:
                  Principal Business Office:
                  Calle Rubio NU No. 176
                  Cuidad Del Este, Paraguay
         (c)      Citizenship: Paraguay
         (d) Title of Class of Securities: Class A Common Stock, par value $0.001 per share
         (e)     CUSIP Number: 874028103

Item 3.  If  this  statement  is  filed  pursuant  to  ss.ss.240.13d-1(b),   or
         240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

        (a)  |_|  Broker or dealer registered under section 15 of the
                    Act (15 U.S.C. 78o).
        (b)  |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
        (c)  |_|  Insurance company as defined in section 3(a)(19) of the
                    Act (15 U.S.C. 78c).
        (d)  |_|  Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).
        (e)  |_|  An investment adviser in accordance with
                    ss.240.13d-1(b)(1)(ii)(E);
        (f)  |_|  An employee benefit plan or endowment fund in accordance with
                    ss.240.13d-1(b)(1)(ii)(F);
        (g)  |_|  A parent holding company or control person in accordance with
                    ss.240.13d-1(b)(ii)(G);
        (h)  |_|  A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);
        (i)  |_|  A church plan that is excluded from the definition of an
                    investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
        (j)  |_|  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
         (a)  Amount beneficially owned: 920,739 **
         (b) Percent of class: 19.52%
         (c)  Number of shares as to which the person has:
                 (i)   Sole power to vote or to direct the vote: 920,739 **
                 (ii)  Shared power to vote or to direct the vote: 920,739 **
                 (iii) Sole power to dispose or to direct the disposition of:
                       920,739**
                 (iv)  Shared power to dispose or to direct the disposition of:
                       920,739 **

Item 5.  Ownership of Five Percent or Less of a Class.
         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
         Not Applicable

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group.
         Not Applicable

Item 10. Certification.
         Not Applicable

** Of the 920,739 shares of Class A Common Stock reported herein as being beneficially owned by Tzu Sheng Ku, 81,962 shares are owned by Mr. Ku's spouse, 11,044 are owned by 401(k) trust, 133,635 shares are owned by Mr. Ku's three minor children and includes 40,833 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 14, 2007
                                -------------------------------------
                                               (Date)

                                         /s/ Tzu Sheng Ku
                                -------------------------------------
                                            (Signature)

                                       Tzu Sheng Ku / Chairman
                                -------------------------------------
                                           (Name/Title)